UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

      |_| Form 10-K |_|Form 20-F |_|Form 11-K |X| Form 10-Q |_| Form N-SAR

                         For Period Ended: June 30, 2007

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR
                       For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I -- REGISTRANT INFORMATION
Full Name of Registrant:  GigaBeam Corporation.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):
4021 Stirrup Creek Drive, Suite 400
City, State and Zip Code:  Durham, NC 27703

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
      |X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      |_|
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Registrant requires additional time to complete the preparation and audit of the Registrant's financial statements and disclosures in order to complete the 10-Q prior to filing. The Registrant expects to file its Form 10-Q within five calendar days of the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        Louis Slaughter                 571                   283-6200
        ---------------                 ---                   --------
             (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                              GigaBeam Corporation
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2007                               By: /s/ Louis Slaughter
                                                     -----------------------
                                                     Louis Slaughter
                                                     Chief Executive Officer